

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

<u>Via E-Mail</u>
Mr. Anson Chan
Chief Financial Officer
OmniVision Technologies, Inc.
4275 Burton Drive
Santa Clara, CA   95054

      Re: **OmniVision Technologies, Inc.**
              Form 10-K for fiscal year ended April 30, 2013
              Filed June 28, 2013
              File No. 0-29939

Dear Mr. Chan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Kevin L. Vaughn

                      Kevin L. Vaughn
                      Accounting Branch Chief